[GRAPHIC OMITTED](R)
                                            ADMIRALTY HOLDING COMPANY
                                   3318 Hwy 5, #504 Douglasville, GA 30135-2308
                                           877-948-7327 Toll free and fax
                                            Admiraltycorp@mindspring.com
                                            www.admiraltycorporation.com


December 15, 2005

VIA EDGAR AND FACSIMILE TRANSMISSION (202-772-9369)

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attention:  Mr. H. Roger Schwall
            Mr. Jason Wynn

        RE:    ADMIRALTY HOLDING COMPANY (FORMERLY KNOWN AS RUBY MINING
               COMPANY)
               REGISTRATION STATEMENT ON FORM SB-2
               REGISTRATION NO. 333-128584

Dear Messrs. Schwall and Wynn:

     Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Admiralty Holding Company, formerly known as Ruby Mining Company, (the "Company") respectfully requests acceleration of the effective date of its above-referenced Registration Statement on Form SB-2 (File No. 333-128584) to Tuesday, December 20, 2005, at 2:00 p.m., (Eastern standard time), or a soon thereafter as is reasonably practicable.

     The Company acknowledges that:

     * should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the filing.

Very truly yours,

/s/ Murray D. Bradley, Jr

Murray D. Bradley, Jr.
Chief Financial Officer
Admiralty Holding Company (formerly Ruby Mining Company)

cc:  G. Howard Collingwood
     Chief Executive Officer

     Steven A. Cunningham, Esq.
     Corporate Counsel